July 14, 2005


By facsimile to (212) 480-0717 and U.S. Mail


Mr. Colin Hendrick
President and Chief Executive Officer
SmartMetric, Inc.
67 Wall Street, 22nd Floor
New York, NY 10005

Re:	SmartMetric, Inc.
	Pre-effective Amendment 5 to Registration Statement on Form
SB-2
	Quarterly Report on Form 10-QSB for the quarter ending March
31,
2005
Filed June 27, 2005
File No. 333-118801

Dear Mr. Hendrick:

      We reviewed the filings and have the comments below.

SB-2

Prospectus` Outside Front Cover Page

1. Include a cross reference to the risk factors section, including the page number where it appears in the prospectus. Highlight this cross reference by prominent type or in another manner. See Item
501(a)(5) of Regulation S-B.

Risk Factors, page 7

2. Refer to prior comment 3. As requested previously, remove the statement that "these shares may have to be integrated our registered public offering so that the number of shares we may sell to the public will be reduced by the shares sold without registration."
Since SmartMetric sold the shares without registration, SmartMetric may not replace them with registered shares.

3. Expand the disclosure in the seventeenth risk factor to indicate that SmartMetric would be liable in an amount up to $241,256 for the
160,836 shares of common stock sold if the investors exercise their rescission rights and are successful. We note the disclosure under
"Rescission rights" in note 10 to the financial statements.

4. We note that the revised independent auditor`s report states that
SmartMetric`s financial statements have been prepared assuming that
SmartMetric will continue as a going concern. Include as a discrete risk factor the risks in using SmartMetric`s financial statements because they do not include any adjustments to asset carrying value or the classification of liabilities that might result should SmartMetric be unable to continue as a going concern.

Selling Shareholders, page 28

5. It is unclear why the line entry "Colleen R. King Pty Ltd."
omits
share data information.  Please revise.

Recent Sales of Unregistered Securities, page 36

6. Refer to prior comment 22.  Disclosure here that you sold
92,630
shares of common stock to 11 people, including Leslie Vago, in December 2004 through January 2005 is inconsistent with the supplemental information in which you state that October 27, 2004 is the subscription date for Leslie Vago. Please revise here and elsewhere in the registration statement, including the seventeenth risk factor.

Consolidated Balance Sheet at March 31, 2005

7. We understand from note 10 to the consolidated financial statements that the investors who purchased your shares that were sold in the private placements in November 2004 and January 2005 "may have rescission rights under federal securities laws." Since stock subject to rescission rights are considered to be redeemable equity securities whose redemption is outside of your control, these shares should be classified outside of permanent equity. Revise your consolidated balance sheet at March 31, 2005 to reclassify the applicable shares as required by SFAS 150 and Rule 5.02.28 of Regulation S-X. Also revise your consolidated statements of changes in stockholders` equity and your Form 10-QSB for the fiscal quarter ended March 31, 2005 to reflect this reclassification.


Exhibit 5.1

8. In the second paragraph, counsel`s opinion covers only
8,628,484
of the shares of common stock to be sold by the selling shareholders.
Revise to cover all 8,721,094 shares of common stock being offered by the selling shareholders.

9. In the fifth paragraph, counsel`s opinion covers only
11,628,464
shares to be sold by the selling shareholders. Revise to cover all
11,721,094 shares being offered by the selling shareholders.

Signatures

10. Refer to prior comment 25. As noted previously, SmartMetric`s controller or principal accounting officer also must sign the registration statement. Any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must indicate each capacity in which he signs the registration statement. If Mr. Hendrick is signing the registration statement as principal financial officer and as controller or principal accounting officer, he must indicate each capacity in which he is signing the registration statement. See instructions 1 and 2 for signatures on Form SB-2, and revise.

March 31, 2005 10-QSB

Exhibits 31.1, Section 302 Certificates

11. Refer to prior comment 26. As requested previously, revise by amendment to the 10-QSB the section 302 certifications to provide the exact wording as specified by Item 601(b)(31) of Regulation S-B.
Specifically,

* In paragraph 4, the Exchange Act rules that you should cite are "Rules 13a-15(e) and 15d-15(e)."

* In paragraph 5, after the words "recent evaluation," add the words
"of internal control over financial reporting."

* In paragraph 5(a) after the words "significant deficiencies," add the words "and material weaknesses."

* In paragraph 5(a) after the words "design or operation of internal controls," add the words "over financial reporting."
Closing

	File amendments to the SB-2 and the 10-QSB in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the amendments. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendments, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since SmartMetric and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If SmartMetric requests acceleration of the registration statement`s effectiveness, SmartMetric should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve SmartMetric from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* SmartMetric may not assert our comments and the declaration of the registration statement`s effectiveness as a defense in any proceeding initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that you provide us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement.
We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on accounting comments to Dale
Welcome,
Staff Accountant, at (202) 551-3865 or Jeanne K. Baker, Assistant Chief Accountant, at (202) 551-3691. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3760.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Andrea I. Weinstein, Esq.
	Schonfeld & Weinstein, L.L.P.
	80 Wall Street, Suite 815
	New York, NY 10005



Mr. Colin Hendrick
July 14, 2005
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE